June 26, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

07025420

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Approval of Kobe Steel to Implement Measures on the Basis of the Company's Policy on the Large-scale Purchasing of its Shares (Anti-takeover Measures) and Appointment of Members of the Independent Committee" and "Shelf Registration of Share Purchase Warrants"

Thank you for your assistance in handling it as required.

Sincerely yours,

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

June 26, 2007

Company Name: Kobe Steel, Ltd.
Website: http://www.kobelco.co.jp
Representative: Yasuo Inubushi, President, CEO and Representative Director
Stock Exchange No.: 5406
Media Contact: Publicity Group, Tokyo
Tel.: +81-(0)3-5739-6010

Approval of Kobe Steel to Implement Measures on the Basis of the Company's Policy on the Large-scale Purchasing of its Shares (Anti-takeover Measures) and Appointment of Members of the Independent Committee

Kobe Steel, Ltd. announced on June 26, 2007 that shareholders gave their approval to Item 4 "Approval of Kobe Steel to Implement Measures on the Basis of the Company's Policy on the Large-scale Purchasing of its Shares (Anti-takeover Measures)" at the 154th Ordinary General Meeting of Shareholders. It was decided at the meeting of the Board of Directors held on April 26, 2007 to adopt this new large-scale purchase policy (hereinafter referred to as "this Policy").

Further, Kobe Steel announced that its Board of Directors resolved to elect five directors, including two newly elected outside directors, as members of the Independent Committee.

Members of the Independent Committee

Takaharu Dohi (remaining in office)
- Ex-Prosecutor-General, Supreme Public Prosecutors Office
- Attorney registration (incumbent)

Junji Tsumura (remaining in office)
- Chairman, Board of Directors, Toyobo Co., Ltd. (incumbent)

Tadao Kagono (remaining in office)
- Dean, Graduate School of Business Administration, Kobe University Professor (incumbent)

Atsushi Nakano (newly appointed)
- Senior Advisor, Chuden Real Estate Co., Inc. (incumbent)
- Outside director of Kobe Steel (incumbent)

Yukio Doi (newly appointed)
- President, Business Policy Forum, Japan (incumbent)
- Outside director of Kobe Steel (incumbent)

In exercising the shareholder's right, Kobe Steel promises to endeavor to protect and enhance the Company's corporate value and the common interests of its shareholders.

June 26, 2007

Company Name:	Kobe Steel, Ltd.
Website:	http://www.kobelco.co.jp
Representative:	Yasuo Inubushi, President, CEO and Representative Director
Stock Exchange No.:	5406
Media Contact:	Publicity Group, Tokyo
Tel.:	+81-(0)3-5739-6010

Shelf Registration of Share Purchase Warrants

Kobe Steel, Ltd. announced on June 26, 2007 that its Board of Directors today resolved to file a shelf registration statement with the Japanese regulatory authorities for possible issues of share purchase warrants as follows:

1. Type of securities: Share purchase warrants

2. Issuable period: Two years from the effective date of the shelf registration of share purchase warrants (from July 5, 2007 to July 4, 2009)

3. Method of offering: Rights offering to shareholders

4. Issuable amount: 6 billion yen (Issuable amount is the total amount to be paid upon exercise of all share purchase warrants. The issue price of a share purchase warrant is zero yen.)

Kobe Steel announced on April 26, 2007 that its Board of Directors decided to adopt the Policy on the Large-scale Purchasing of its Shares (Anti-takeover Measures) (hereinafter referred to as "this Policy"). Kobe Steel's defensive measure, on the basis of this Policy as Item 4 of matters to be resolved at the Company's 154th Ordinary General Meeting of Shareholders, was approved by the shareholders today.

In accordance with this Policy, if the Board of Directors decides to implement defensive measures against a large-scale purchase of the Company's shares, the Board of Directors will resolve to distribute share purchase warrants that do not require the consideration of current shareholders (*shinkabu yoyakuken musho wariate*). This shelf registration enables Kobe Steel to promptly issue share purchase warrants if it deems necessary.

For further details of this Policy, please see today's separate press release, "Approval of Kobe Steel to Implement Measures on the Basis of the Company's Policy on the Large-scale Purchasing of its Shares (Anti-takeover Measures) and Appointment of Members of the Independent Committee."

END